                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                              S C H E D U L E 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*

                              IMNET SYSTEMS, INC.
                               (Name of Issuer)

                         COMMON STOCK, $0.01 PAR VALUE
                        (Title of Class of Securities)

                                   452921109
                                (CUSIP Number)
                             Copy to:
21st Century Communications               Stephen A. Cohen, Esq.
Partners, L.P.                            Morrison Cohen Singer & Weinstein, LLP
767 Fifth Avenue, 45th Floor              750 Lexington Avenue
New York, New York 10153                  New York, New York 10022
Telephone (212) 754-8100                  Telephone (212) 735-8600


                (Name, Address and Telephone Number of Persons
              Authorized to Receive Notices and Communications)

                               February 15, 1996
             (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following space ___.

Check the following space if a fee is being paid with the statement ___. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following page(s))

CUSIP
No. 452921109                       13D

 1     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person
                        21st Century Communications Partners, L.P.


 2     Check the Appropriate Box if a Member of a Group*
                                                           (a)   / /

                                                           (b)   / /

 3     SEC Use Only


 4     Source of Funds*                    OO


 5     Check Box if Disclosure of Legal Proceedings is Required   / /


 6     Citizenship or Place of Organization                   Delaware


                 7     Sole Voting Power
   Number of                220,278 shares                      2.4%
    Shares
 Beneficially    8     Shared Voting Power
   Owned By                 104,825 shares                      1.2%
     Each
  Reporting      9     Sole Dispositive Power
    Person                  220,278 shares                      2.4%
     With
                10     Shared Dispositive Power
                            104,825 shares                      1.2%


11     Aggregate Amount Beneficially Owned By Each Reporting Person
                                      325,103 shares


12     Check Box if the Aggregate Amount in Row (11)
       excludes Certain Shares*                                   / /


13     Percent of Class Represented by Amount in Row (11)
                                                                 3.6%


14     Type of Reporting Person*

                                            PN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No. 452921109                      13D


 1     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person
                      21st Century Communications T-E Partners, L.P.


 2     Check the Appropriate Box if a Member of a Group*   (a)   / /

                                                           (b)   / /

 3     SEC Use Only


 4     Source of Funds*                    OO


 5     Check Box if Disclosure of Legal Proceedings is Required     / /


 6     Citizenship or Place of Organization                     Delaware


                 7     Sole Voting Power
   Number of                             76,255 shares            0.8%
    Shares
 Beneficially    8     Shared Voting Power
   Owned By                              248,848 shares           2.7%
     Each
   Reporting     9     Sole Dispositive Power
    Person                               76,255 shares            0.8%
     With
                10     Shared Dispositive Power
                                         248,848 shares           2.7%

11     Aggregate Amount Beneficially Owned By Each Reporting Person
                                         325,103 shares


12     Check Box if the Aggregate Amount in Row (11)
       excludes Certain Shares*                                     / /


13     Percent of Class Represented by Amount in Row (11)
                                                                  3.6%


14     Type of Reporting Person*
                                            PN




                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No. 452921109                      13D

 1     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person
                    21st Century Communications Foreign Partners, L.P.


 2     Check the Appropriate Box if a Member of a Group*   (a)   / /

                                                           (b)   / /

 3     SEC Use Only


 4     Source of Funds*                     OO


 5     Check Box if Disclosure of Legal Proceedings is Required      / /


 6     Citizenship or Place of Organization                       Delaware


                 7     Sole Voting Power
   Number of                28,570 shares                            0.3%
    Shares
 Beneficially    8     Shared Voting Power
   Owned By                 296,533 shares                           3.3%
     Each
   Reporting     9     Sole Dispositive Power
    Person                  28,570 shares                            0.3%
     With
                10     Shared Dispositive Power
                            296,533 shares                           3.3%

11     Aggregate Amount Beneficially Owned By Each Reporting Person
                            325,103 shares


12     Check Box if the Aggregate Amount in Row (11)
       excludes Certain Shares*                                       / /


13     Percent of Class Represented by Amount in Row (11)
                                                                     3.6%


14     Type of Reporting Person*
                                            PN




                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No. 452921109                       13D


 1     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person
                                    Michael J. Marocco


 2     Check the Appropriate Box if a Member of a Group*   (a)   / /

                                                           (b)   / /

 3     SEC Use Only


 4     Source of Funds*                    OO


 5     Check Box if Disclosure of Legal Proceedings is Required    / /


 6     Citizenship or Place of Organization                  United States


                 7     Sole Voting Power
                            0 shares                              0%
   Number of
    Shares       8     Shared Voting Power
 Beneficially               325,103 shares                      3.6%
   Owned By
     Each        9     Sole Dispositive Power
   Reporting                0 shares                              0%
    Person
     With       10    Shared Dispositive Power
                            325,103 shares                      3.6%

11     Aggregate Amount Beneficially Owned By Each Reporting Person
                            325,103 shares


12     Check Box if the Aggregate Amount in Row (11)
       excludes Certain Shares*                                   / /


13     Percent of Class Represented by Amount in Row (11)
                                                                3.6%


14     Type of Reporting Person*
                                            IN



                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No. 452921109                       13D


 1     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person
                                        Barry Lewis


 2     Check the Appropriate Box if a Member of a Group*   (a)   / /

                                                           (b)   / /

 3     SEC Use Only


 4     Source of Funds*                    OO


 5     Check Box if Disclosure of Legal Proceedings is Required     / /


 6     Citizenship or Place of Organization                     United States


                 7     Sole Voting Power
                            0 shares                                 0%
   Number of
    Shares       8     Shared Voting Power
 Beneficially               325,103 shares                         3.6%
   Owned By
     Each        9     Sole Dispositive Power
   Reporting                0 shares                                 0%
    Person
     With       10     Shared Dispositive Power
                            325,103 shares                         3.6%


11     Aggregate Amount Beneficially Owned By Each Reporting Person
                            325,103 shares


12     Check Box if the Aggregate Amount in Row (11)
       excludes Certain Shares*                                     / /


13     Percent of Class Represented by Amount in Row (11)
                                                                   3.6%


14     Type of Reporting Person*

                                            IN



                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No. 452921109                       13D


 1     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person
                                      John Kornreich


 2     Check the Appropriate Box if a Member of a Group*   (a)   / /

                                                           (b)   / /

 3     SEC Use Only


 4     Source of Funds*                    OO


 5     Check Box if Disclosure of Legal Proceedings is Required     / /


 6     Citizenship or Place of Organization                     United States


                 7     Sole Voting Power
                            0 shares                                  0%
   Number of
    Shares       8     Shared Voting Power
 Beneficially               325,103 shares                          3.6%
   Owned By
     Each        9     Sole Dispositive Power
   Reporting                0 shares                                  0%
    Person
     With       10    Shared Dispositive Power
                            325,103 shares                          3.6%


11     Aggregate Amount Beneficially Owned By Each Reporting Person
                            325,103 shares


12     Check Box if the Aggregate Amount in Row (11)
       excludes Certain Shares*                                      / /


13     Percent of Class Represented by Amount in Row (11)
                                                                    3.6%


14     Type of Reporting Person*

                                            IN


                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No. 452921109                           13D

 1     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person
                                            Harvey Sandler


 2     Check the Appropriate Box if a Member of a Group*   (a)   / /

                                                           (b)   / /

 3     SEC Use Only


 4     Source of Funds*                    OO


 5     Check Box if Disclosure of Legal Proceedings is Required     / /


 6     Citizenship or Place of Organization                      United States


                 7     Sole Voting Power
   Number of                0 shares                                  0%
    Shares
 Beneficially    8     Shared Voting Power
   Owned By                 325,103 shares                          3.6%
     Each
   Reporting     9     Sole Dispositive Power
    Person                  0 shares                                  0%
     With
                 10    Shared Dispositive Power
                            325,103 shares                          3.6%

11     Aggregate Amount Beneficially Owned By Each Reporting Person
                                      325,103 shares


12     Check Box if the Aggregate Amount in Row (11)
       excludes Certain Shares*                                      / /


13     Percent of Class Represented by Amount in Row (11)
                                                                    3.6%

14     Type of Reporting Person*
                                            IN



                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No. 452921109                           13D

 1     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person
                                            Andrew Sandler


 2     Check the Appropriate Box if a Member of a Group*   (a)   / /

                                                           (b)   / /

 3     SEC Use Only


 4     Source of Funds*                    OO


 5     Check Box if Disclosure of Legal Proceedings is Required     / /


 6     Citizenship or Place of Organization                     United States


                 7     Sole Voting Power
   Number of                0 shares                                  0%
    Shares
 Beneficially    8     Shared Voting Power
   Owned By                 325,103 shares                          3.6%
     Each
   Reporting     9     Sole Dispositive Power
    Person                  0 shares                                  0%
     With
                 10    Shared Dispositive Power
                            325,103 shares                          3.6%


11     Aggregate Amount Beneficially Owned By Each Reporting Person
                                      325,103 shares


12     Check Box if the Aggregate Amount in Row (11)
       excludes Certain Shares*                                      / /


13     Percent of Class Represented by Amount in Row (11)
                                                                    3.6%

14     Type of Reporting Person*
                                            IN



                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No. 452921109                      13D


 1     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person
                                     Barry Rubenstein


 2     Check the Appropriate Box if a Member of a Group*   (a)   / /

                                                           (b)   / /


 3     SEC Use Only


 4     Source of Funds*                    WC, OO


 5     Check Box if Disclosure of Legal Proceedings is Required     / /


 6     Citizenship or Place of Organization                    United States


                 7     Sole Voting Power
   Number of                0 shares                                 0%
    Shares
 Beneficially    8     Shared Voting Power
   Owned By                 406,217 shares                         4.5%
     Each
   Reporting     9     Sole Dispositive Power
    Person                  0 shares                                 0%
     With
                 10    Shared Dispositive Power
                            406,217 shares                         4.5%


11     Aggregate Amount Beneficially Owned By Each Reporting Person
                                      406,217 shares


12     Check Box if the Aggregate Amount in Row (11)
       excludes Certain Shares*                                      / /


13     Percent of Class Represented by Amount in Row (11)
                                                                   4.5%

14     Type of Reporting Person*

                                            IN


                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No. 452921109                      13D


 1     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person
                                      Barry Fingerhut


 2     Check the Appropriate Box if a Member of a Group*   (a)   / /

                                                           (b)   / /


 3     SEC Use Only


 4     Source of Funds*                    WC, OO


 5     Check Box if Disclosure of Legal Proceedings is Required     / /


 6     Citizenship or Place of Organization                      United States


                 7     Sole Voting Power
   Number of                0 shares                                   0%
    Shares
 Beneficially    8     Shared Voting Power
   Owned By                 406,217 shares                           4.5%
     Each
   Reporting     9     Sole Dispositive Power
    Person                  0 shares                                   0%
     With
                 10    Shared Dispositive Power
                            406,217 shares                           4.5%


11     Aggregate Amount Beneficially Owned By Each Reporting Person
                                      406,217 shares


12     Check Box if the Aggregate Amount in Row (11)
       excludes Certain Shares*                                       / /


13     Percent of Class Represented by Amount in Row (11)
                                                                     4.5%

14     Type of Reporting Person*

                                            IN


                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No. 452921109                           13D


 1     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person
                                       Irwin Lieber


 2     Check the Appropriate Box if a Member of a Group*   (a)   / /

                                                           (b)   / /


 3     SEC Use Only


 4     Source of Funds*                    WC, OO


 5     Check Box if Disclosure of Legal Proceedings is Required     / /


 6     Citizenship or Place of Organization                    United States


                 7     Sole Voting Power
   Number of                0 shares                                 0%
    Shares
 Beneficially    8     Shared Voting Power
   Owned By                 406,217 shares                         4.5%
     Each
   Reporting     9     Sole Dispositive Power
    Person                  0 shares                                 0%
     With
                 10    Shared Dispositive Power
                            406,217 shares                         4.5%

11     Aggregate Amount Beneficially Owned By Each Reporting Person
                                      406,217 shares


12     Check Box if the Aggregate Amount in Row (11)
       excludes Certain Shares*                                     / /


13     Percent of Class Represented by Amount in Row (11)
                                                                   4.5%

14     Type of Reporting Person*
                                            IN



                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

      This statement, dated February 15, 1996, constitutes Amendment No. 1 to the Schedule 13D, dated July 19, 1995, regarding the reporting persons' ownership of certain securities of IMNET Systems, Inc. (the "Issuer").

      The Schedule 13D is hereinafter referred to as the "Schedule." All capitalized terms used herein and otherwise undefined shall have the meanings ascribed in the Schedule.

      This Amendment No. 1 to the Schedule is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, by the reporting persons. It shall refer only to information which has materially changed since the filing of the Schedule.


ITEM 1.     Security and Issuer.

            (a) Common Stock, par value $.01 per share ("Common Stock") (CUSIP No. 452921109)

                  IMNET Systems, Inc.
                  8601 Dunwoody Place, Suite 320
                  Atlanta, Georgia 30350


ITEM 2.     Identity and Background

      1.    (a)   21st Century Communications Partners, L.P., a limited
partnership organized under the laws of the State of Delaware ("21st Century").

            (b)   Address:
                        767 Fifth Avenue, 45th Floor
                        New York, New York  10153

            (c)   Principal Occupation:  Investments.

            (d)   No.

            (e)   No.

     Sandler Investment Partners, L.P. ("SIP") and InfoMedia Associates, Ltd. ("InfoMedia") are the general partners of 21st Century. The limited partners of 21st Century include certain other investors.

     2.     (a)   21st Century Communications T-E Partners, L.P., a limited
partnership organized under the laws of the State of Delaware ("T-E").

            (b)   Address:

                        767 Fifth Avenue, 45th Floor
                        New York, New York  10153

            (c)   Principal Occupation:  Investments.

            (d)   No.

            (e)   No.

     SIP and InfoMedia are the general partners of T-E. The limited partners of T-E include certain other investors.

      3.    (a)   21st Century Communications Foreign Partners, L.P., a limited partnership organized under the laws of the State of Delaware ("Foreign").

            (b)   Address:
                        767 Fifth Avenue, 45th Floor
                        New York, New York  10153

            (c)   Principal Occupation:  Investments.

            (d)   No.

            (e)   No.

     SIP, 21st Century Management and InfoMedia are the general partners of Foreign. The limited partners of Foreign include certain other investors.

     4.     (a)   Michael J. Marocco, director, officer and sole shareholder of MJM Media Corp.

            (b)   Address:
                        767 Fifth Avenue, 45th Floor
                        New York, New York  10153

            (c) Principal Business: General Partner of partnerships and limited partnerships engaged in the investment business.

            (d)   No.

            (e)   No.

            (f)   Citizenship:  United States.

     MJM Media is a general partner of Sandler Capital Management ("SCM"), which is the general partner of SIP, a general partner of 21st Century, T-E and Foreign.

      5.    (a)   Barry Lewis, director and majority shareholder of EMEBE Corp.


            (b)   Address:
                        767 Fifth Avenue, 45th Floor
                        New York, New York  10153

            (c) Principal Business: General Partner of partnerships and limited partnerships engaged in the investment business.

            (d)   No.

            (e)   No.

            (f)   Citizenship:  United States.

                  EMEBE Corp. is a general partner of SCM, which is the general partner of SIP, a general partner of 21st Century, T-E and Foreign.

      6.    (a)   John Kornreich, director and majority shareholder of Four JK
Corp.

            (b)   Address:
                        767 Fifth Avenue, 45th Floor
                        New York, New York  10153

            (c) Principal Business: General Partner of partnerships and limited partnerships engaged in the investment business.

            (d)   No.

            (e)   No.

            (f)   Citizenship:  United States.

     Four JK Corp. is a general partner of SCM, which is the general partner of SIP, a general partner of 21st Century, T-E and Foreign.

      7.    (a)   Harvey Sandler, sole shareholder of ARH Corp.

            (b)   Address:
                        767 Fifth Avenue, 45th Floor
                        New York, New York 10153

            (c) Principal Occupation: General Partner of partnerships and limited partnerships engaged in the investment business.

            (d)   No.

            (e)   No.

            (f)   Citizenship:  United States.


      ARH Corp. is a general partner of SCM, which is the general partner of SIP, a general partner of 21st Century, T-E and Foreign.

      8.    (a)   Andrew Sandler, a manager and majority member of ALSI, LLC.

            (b)   Address:
                        767 Fifth Avenue, 45th Floor
                        New York, New York 10153

            (c) Principal Occupation: General Partner of partnerships and limited partnerships engaged in the investment business.

            (d)   No.

            (e)   No.

            (f)   Citizenship:  United States.

      ALSI, LLC is a general partner of SCM, which is the general partner of SIP, a general partner of 21st Century, T-E and Foreign.

     9.    (a)   Barry Rubenstein, a shareholder, President and director of
InfoMedia, and a general partner of Applewood Associates, L.P. ("Applewood"), and an officer and director of Applewood Capital Corp. ("AC Corp."), a general partner of Applewood.

            (b)   Address:
                        68 Wheatley Road
                        Brookville, New York  11545

            (c) Principal Occupation: General Partner of partnerships and limited partnerships engaged in the investment business.

            (d)   No.

            (e)   No.

            (f)   United States.

      InfoMedia is a general partner of 21st Century, T-E and Foreign.

     10.   (a)   Barry Fingerhut, a shareholder, Executive Vice President and director of InfoMedia, and a general partner of Applewood, and an officer and director of AC Corp., a general partner of Applewood.

            (b)   Address:
                        767 Fifth Avenue
                        New York, New York  10153

            (c)   Principal Occupation:  Investment adviser.


            (d)   No.

            (e)   No.

            (f)   United States.

      InfoMedia is a general partner of 21st Century, T-E and Foreign.

     11.   (a)   Irwin Lieber, a shareholder, Secretary and Treasurer and a director of InfoMedia, and a general partner of Applewood, and an officer and director of AC Corp., a general partner of Applewood.

            (b)   Address:
                        767 Fifth Avenue
                        New York, New York 10153

            (c)   Principal Occupation:  Investment adviser.

            (d)   No.

            (e)   No.

            (f)   United States.

      InfoMedia is a general partner of 21st Century, T-E and Foreign.


ITEM 3.     Source and Amount of Funds or Other Consideration.

     On or about January 13, 1995, 21st Century, T-E, Foreign and Applewood invested an aggregate of $5,500,040 in return for convertible preferred stock of the Issuer. In the July 1995 public offering, the convertible preferred stock was converted into Common Stock subject to an 180 day lock up agreement with registration rights. In February 1996, 21st Century, T-E, Foreign and Applewood sold a portion of their Common Stock in a public offering by the Issuer pursuant to such registration rights (the "1996 Public Offering").

ITEM 4.     Purpose of Transaction.

     The Reporting Persons acquired their shares for the purposes of investment.

     The Reporting Persons do not have any plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of item 4 of Schedule 13D.

ITEM 5.     Interests in Securities of the Issuer.

            (a) The following list sets forth the aggregate number and percentage (based on 9,070,975 shares of Common Stock outstanding as reported in the Issuer's Prospectus dated February 15, 1996) of outstanding shares of Common Stock owned beneficially by each reporting person named in Item 2, as of February 15, 1996:

                                      Shares of         Percentage of Shares
                                    Common Stock           of Common Stock
Name                             Beneficially Owned      Beneficially Owned
- ----                             ------------------      -------------------

21st Century Communications            325,103(1)                3.6%
Partners, L.P.


- --------
(1) Includes 220,278 shares of Common Stock. 21st Century disclaims beneficial ownership of 76,255 shares of Common Stock owned by T-E and 28,570 shares of Common Stock owned by Foreign.

                                      Shares of         Percentage of Shares
                                    Common Stock           of Common Stock
Name                             Beneficially Owned      Beneficially Owned
- ----                             ------------------      -------------------

21st Century Communications T-E        325,103(2)                3.6%
  Partners, L.P.
21st Century Communications Foreign    325,103(3)                3.6%
  Partners, L.P.
Michael J. Marocco                     325,103(4)                3.6%
Barry Lewis                            325,103(4)                3.6%
John Kornreich                         325,103(4)                3.6%
Harvey Sandler                         325,103(4)                3.6%
Andrew Sandler                         325,103(4)                3.6%
Barry Rubenstein                       406,217(4)                4.5%
Irwin Lieber                           406,217(4)                4.5%
Barry Fingerhut                        406,217(4)                4.5%

            (b) By virtue of being the sole shareholder, officer and director of MJM Media Corp., Michael J. Marocco may be deemed to have shared power to vote and to dispose of 325,103 shares of Common Stock, representing approximately 3.6% of the outstanding Common Stock.

     By virtue of being the majority shareholder and director of EMEBE Corp., Barry Lewis may be deemed to have shared power to vote and to dispose of 325,103 shares of Common Stock, representing approximately 3.6% of the outstanding Common Stock.

     By virtue of being the majority shareholder and director of Four JK Corp.,

John Kornreich may be deemed to have shared power to vote and to dispose of 325,103 shares of Common Stock, representing approximately 3.6% of the outstanding Common Stock.

     By virtue of being the sole shareholder of ARH Corp., Harvey Sandler may be deemed to have shared power to vote and to dispose of 325,103 shares of Common Stock, representing approximately 3.6% of the outstanding Common Stock.

     By virtue of being a manager and majority member of ALSI, LLC, Andrew Sandler may be deemed to have shared power to vote and to dispose of 325,103 shares of Common Stock, representing approximately 3.6% of the outstanding Common Stock.

- --------
(2) Includes 76,255 shares of Common Stock. T-E disclaims beneficial ownership of 220,278 shares of Common Stock owned by 21st Century and 28,570 shares of Common Stock owned by Foreign.

(3) Includes 28,570 shares of Common Stock. Foreign disclaims beneficial ownership of 220,278 shares of Common Stock owned by 21st Century and 76,255 shares of Common Stock owned by T-E.

(4) The reporting person disclaims beneficial ownership of these securities, except to the extent of his equity interest therein.

     By virtue of being a shareholder, officer and director of InfoMedia, and a general partner of Applewood, Barry Rubenstein may be deemed to have shared power to vote and to dispose of 406,217 shares of Common Stock, representing approximately 4.5% of the outstanding Common Stock.

     By virtue of being a shareholder, officer and director of InfoMedia and a general partner of Applewood, Irwin Lieber may be deemed to have shared power to vote and to dispose of 406,217 shares of Common Stock, representing approximately 4.5% of the outstanding Common Stock.

     By virtue of being a shareholder, officer and director of InfoMedia and a general partner of Applewood, Barry Fingerhut may be deemed to have shared power to vote and to dispose of 406,217 shares of Common Stock, representing approximately 4.5% of the outstanding Common Stock.


     (c) The following is a description of all transactions in shares of Common Stock of the Issuer by the persons identified in Item 2 of this
Schedule 13D effected from December 17, 1995 through February 15, 1996, inclusive:

                              Purchase or      Number of Shares      Purchase or
Name of Shareholder            Sale Date      Purchased or (Sold)    Sale Price
- -------------------           -----------     -------------------    ----------


21st Century Communications    02/15/96           (189,445)            $25.50
Partners, L.P.

21st Century Communications    02/15/96            (63,148)            $25.50
T-E Partners, L.P.

21st Century Communications    02/15/96            (26,589)            $25.50
Foreign Partners, L.P.

     21st Century, T-E and Foreign sold their shares of Common Stock in the 1996 Public Offering.

     In addition, Applewood sold 53,177 shares of Common Stock in the 1996 Public Offering at $25.50 per share.

            (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

            (e) On February 15, 1996, the reporting persons ceased to be the beneficial owners of more than five percent (5%) of the Common Stock.

ITEM 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to Securities of the Issuer

     Beginning as of 180 days from July 19, 1995, 21st Century, T-E, and Foreign will be entitled, subject to certain conditions, to require the Issuer to register under The Securities Act of 1933, as amended, shares of Common Stock under the terms of a Third Amendment to Amended and Restated Registration Agreement, dated July 13, 1995, by and among the Issuer, 21st Century, T-E, Foreign, Applewood and other parties identified on the signature pages thereto. (See Exhibit 7.02 incorporated by reference). There are no other contracts, arrangements, understandings, or relationship with respect to the securities of the Issuer among the reporting persons.


ITEM 7.     Material to be filed as Exhibits.

     Exhibit 7.01 Joint Filing Agreement.

     Exhibit 7.02 Third Amendment to Amended and Restated Registration Agreement dated January 13, 1995, by and among the Issuer, 21st Century, T-E, Foreign, Applewood and other parties identified on the signature pages thereto.

     Exhibit 7.03 Joint Filing Agreement.

                                   Signature

     After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this
Schedule is true, complete, and correct.

Date:       June 11, 1996

                       21ST CENTURY COMMUNICATIONS PARTNERS, L.P.

                       By: Sandler Investment Partners, L.P., general partner
                          By: Sandler Capital Management, general partner
                                   By: MJM Media Corp., general partner

                                       By: s/ Michael J. Marocco
                                           -----------------------------------
                                           Name: Michael J. Marocco
                                           Title: President


                       21ST CENTURY COMMUNICATIONS T-E PARTNERS, L.P.

                       By: Sandler Investment Partners, L.P., general partner
                           By: Sandler Capital Management, general partner
                               By: MJM Media Corp., general partner


                                       By: s/ Michael J. Marocco
                                           -----------------------------------
                                           Name: Michael J. Marocco
                                           Title: President


                       21ST CENTURY COMMUNICATIONS FOREIGN PARTNERS, L.P.

                       By: Sandler Investment Partners, L.P., general partner
                           By: Sandler Capital Management, general partner
                               By: MJM Media Corp., general partner


                                       By: s/ Michael J. Marocco
                                           -----------------------------------
                                           Name: Michael J. Marocco
                                           Title: President
                                   s/ Michael J. Marocco
                                   ----------------------------------
                                   Michael J. Marocco, Individually


                                   s/ Barry Lewis
                                   ----------------------------------
                                   Barry Lewis, Individually

                                   s/ John Kornreich
                                   ----------------------------------
                                   John Kornreich, Individually

                                   s/ Harvey Sandler
                                   ----------------------------------
                                   Harvey Sandler, Individually

                                   s/ Andrew Sandler
                                   ----------------------------------
                                   Andrew Sandler, Individually

                                   s/ Barry Rubenstein
                                   ----------------------------------
                                   Barry Rubenstein, Individually

                                   s/ Irwin Lieber
                                   ----------------------------------
                                   Irwin Lieber, Individually

                                   s/ Barry Fingerhut
                                   ----------------------------------
                                   Barry Fingerhut, Individually



ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).